

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2014

Via E-mail
Ali Moussavi
Chief Financial Officer
Global Health Voyager, Inc.
7800 Oceanus Drive
Los Angeles, California 90046

>   **Re: Global Health Voyager, Inc.**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed May 17, 2013**
>   **File No. 000-31012**

Dear Mr. Moussavi:

We issued comments on the above captioned filing on December 24, 2013. On March 6, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have any questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief